

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 8, 2018

Bill Belitsky, Esq.
Paul Hastings LLP
75 East 55th Street
New York, New York 10022

Re: Morgan Stanley Global Investment Solutions – Optimized Equity Dividend Strategy,
Series 1; File No. 333-207358

Dear Mr. Belitsky:

    On December 11, 2015, you filed a registration statement on Form S-6 (the "Registration
Statement") for Morgan Stanley Global Investment Solutions – Optimized Equity Dividend
Strategy, Series 1 (the "Fund"). We have reviewed the Registration Statement and have provided
our comments below. For convenience, we generally organized our comments using headings and
defined terms from the registration statement. Where a comment is made in one location, it is
applicable to all similar disclosure appearing elsewhere in the Registration Statement.

PROSPECTUS

Investment Summary – Investment Concept and Selection Process

Page 2

    1. It is disclosed that the Fund "will seek to meet its objective by investing in a portfolio of
stocks with high dividend yields that also possess certain fundamental valuation, quality, growth
and price characteristics." Rule 35d-1 under the Investment Company Act of 1940 (the
"Investment Company Act") requires an "equity dividend" fund to invest at least 80% of its assets
(plus borrowings for investment purposes) in such issuers. Please revise the disclosure.

    2. The disclosure states that the Fund's investment strategy is "optimized" subject to a
number of constraints (such as position size). Please provide a more robust explanation of the
constraints in this section: e.g. state that such constraints include predicted volatility, dividend
yield, position size, sector and industry exposure and portfolio overall risk. Explain that a fuller
discussion of the optimization process is provided later in the Registration Statement.

Principal Risk Factors

Page 2

3. The disclosure indicates the Fund will invest significantly in one or more sectors. Please identify the sectors and refer to the "Risk Factors" section where an investor can find additional disclosure regarding risks associated with such sectors.

The Portfolio

Page 13

4. The section explains that the Portfolio "may not be fully invested at all times." In your response, please explain why a unit investment trust would not be fully invested at all times. We may have additional comments.

GENERAL COMMENTS

5. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

6. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

7. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and the sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending Registration Statement, they should furnish a letter, at the time of such request, acknowledging that

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6908.

Sincerely,

/s/ Asen Parachkevov
Attorney Adviser